Exhibit 99.2

MAG SILVER CORP. Suite 770, 800 West Pender Street, Vancouver, BC, Canada V6C 2B5 Tel: 604-630-1399 Fax: 604-681-0894 www.magsilver.com

September 16, 2011

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island Securities Office

MAG Silver Corp.
Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general and special meeting of shareholders of MAG Silver Corp. (the "Company") held on September 15, 2011.

The matters voted upon at the meeting and the results of the voting were as follows:

Item 1: Election of Directors and Approval of Nominees as Directors

By a vote by way of show of hands, the following individuals were elected as directors of the Company to hold office for the ensuing year or until their successors are elected or appointed:

Eric H. Carlson Richard M. Colterjohn R. Michael Jones Daniel T. MacInnis Peter K. Megaw	Jonathan A. Rubenstein Derek C. White Frank R. Hallam

Item 2: Appointment of Auditors

By a vote by way of show of hands, Deloitte & Touche LLP were appointed the auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, at a remuneration to be fixed by the directors of the Company.

Item 3: Amendment and Restatment of the Company’s Stock Option Plan and Approval of Conditional Options

By way of ballot, the amendment and restatement of the MAG Silver Corp. Stock Option Plan, as approved by the board of directors of the Company on August 11, 2011, together with the ratification of the conditional options previously granted, all in the manner described in the Management Information Circular dated August 12, 2011, was approved. The total votes cast by all Shareholders present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	17,320,715	55.60%
Votes Against	13,830,195	44.40%
Total Votes Cast	31,150,910	100.00%

Yours very truly,

MAG SILVER CORP.

/s/ “Daniel T. MacInnis”

Daniel T. MacInnis
President & CEO